Internet Initiative Japan Inc.,
Jinbocho Mitsui Bldg.,
1-105 Kanda Jinbo-cho,
Chiyoda-ku, Tokyo 101-0051, Japan

July 14, 2010

Ms. Kathleen Collins,Accounting Branch Chief,
Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549,
U.S.A.

RE:	Internet Initiative Japan, Inc. Form 20-F for the year ended March 31, 2009 File No. 000-30204

Dear Ms. Collins:

This is in response to the comments of the Staff (the “staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated May 18, 2010, with respect to the annual report on Form 20-F of Internet Initiative Japan, Inc. (“IIJ” or the “Company”) for the fiscal year ended March 31, 2009 (the “2009 Form 20-F”). For your convenience, we have included the text of the staff’s comments below and have keyed IIJ responses accordingly.

Item 17. Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, page F-12

1.	As previously requested, considering the quarterly information provided in your response to comment 2 in our letter dated March 4, 2010, please clarify how you determined your results of operations did not vary materially from use of the completed contract versus the percentage-of-completion method of accounting on a quarterly basis. As previously noted, it appears that use of the completed contract method resulted in differences to pre-tax net income for both Q2 and Q4 for the year ended March 31, 2009 by approximately 12% and 21%, respectively. Please provide your analysis that supports your conclusions that these differences are not material to your quarterly results, and tell us how you determined that use of the completed contract method of accounting is appropriate for all your construction arrangements.

Ms. Kathleen Collins	-2-

Response:	Upon further review of our revenue recognition policy, IIJ respectfully inform the Staff that the proper accounting for system integration services which include sales of fee-based off-the-shelf software is subject to SOP 97-2 (codified in ASC 985-605), rather than EITF 00-21 (ASC 605-25). We acknowledge that the staff’s questions have been based on our revenue recognition policy disclosed in the Form 20-F for the year ended March 31, 2009 and as such, we have revised our accounting policy as illustrated below. As explained, in further detail below, the accounting for system integration services arrangements subject to SOP 97-2 (ASC 985-605) is similar to system integration services accounted for under EITF 00-21 (ASC 605-25).

Our system integration services arrangements can be divided into two major categories; (1) those in which we resell third-party off-the-shelf software and (2) those in which we do not resell or license any software products. The following describes those arrangements and their accounting in more detail:

System Integration Services Arrangements That Include Software

Our system integration services involve the construction of a customer’s internet network system and provide related maintenance, monitoring and other operating services. These arrangements generally include the following deliverables:

•	System Construction Services – include all or some of the following elements depending on arrangements to meet each of our customers’ requirements: consulting, project planning, system design, and development of network systems. These services will also include the installation of the software as well as configuration and installation of the hardware.

•	Software – we resell to our customer third-party software such as, Oracle or Windows, which is installed by us during the system development process. These software products are developed by the third-party software vendors and are often sold by those vendors without hardware or other services.

•	Hardware – we also resell third-party hardware, primarily servers, switches and routers, which we install during the system development process. The hardware is generic hardware that is often sold by third party manufacturers and resellers without any software. That is, the functionality of the hardware is not dependent on the software.

•	Monitoring and Operating Service – we monitor our customer’s network activity and internet connectivity to detect and report problems. We also provide constant data backup services.

•	Hardware Maintenance Service – We repair or replace any malfunctioned parts of the hardware.

Ms. Kathleen Collins	-3-

The system construction services are generally delivered over a three-month period. All hardware and software are delivered and installed during this period. Customers are required to pay a specified fixed fee that is not payable until after the system has been completed and accepted by our customers.

Monitoring, operating and hardware maintenance services generally commence once our customers have accepted the system and generally are included for one to five years. Our contracts include a stated annual fee for these services.

The Company concluded that the software, system construction services and monitoring and operating services are subject to the scope of SOP 97-2 (ASC 985-605) because the Company resells the software to our customers and such services are addressed in paragraphs 9 and 63 of SOP 97-2 (ASC 985-605-25-5 and ASC 985-605-25-76). The Company also concluded that the hardware and hardware maintenance services are not subject to SOP 97-2 (ASC 985-605) because the hardware is generic hardware as described in paragraph 2 of EITF 03-5 (ASC 985-605-15-3(c)). As a result the Company believes that SAB Topic 13 (ASC 605-10-S99) applies to the sale of the hardware equipment and FTB 90-01 (ASC605-20-25) applies to the hardware maintenance services.

The Company concluded that deliverables not subject to SOP 97-2 (ASC 985-605) should be separated from those subject to SOP 97-2 (ASC 985-605) using the principles in EITF 00-21(ASC 605-25).

Revenue allocated to the hardware and hardware maintenance is recognized based on the guidance in paragraph 3 of FTB 90-01 (ASC 605-20-25-3). That is, revenue related to the hardware maintenance services is recognized on a straight-line basis over the contract period. Revenue related to the hardware is not recognized until customer acceptance is received because title to the hardware does not transfer to our customers until formal acceptance is received.

Revenue allocated to the software, system construction services and monitoring and operating services is accounted for under SOP 97-2 (ASC 985-605). The Company has been able to establish vendor-specific objective evidence (VSOE) of fair value of the monitoring and operating services based on separate renewals of these services that are consistently priced within a narrow range. Additionally, these services are not essential to the functionality of the hardware and software system and are described in our arrangements such that the total price of the arrangement would be expected to vary as a result of the inclusion or exclusion of the services (paragraph 65 of SOP 97-2, codified in ASC 985-605-25-78). As a result the company allocates revenue to such services based on VSOE and recognizes the revenue on a straight-line basis over the contract period. The Company allocates the residual amount to the software and system construction services.

Ms. Kathleen Collins	-4-

The Company concluded that the system construction services should not be accounted for separately from the software because those services include the building of complex interfaces and the timing of payment is contingent on completion of such services. Therefore, the Company concluded that the revenue allocated to the software and system construction services should be accounted using contract accounting as required by paragraph 64 of SOP 97-2 (ASC 985-605-25-77).

System Integration Arrangements That Do Not Include Software

We also enter into system integration services arrangements in which we do not resell third-party off-the-shelf software. These arrangements generally include all the deliverables listed above under “System Integration Services Arrangements That Include Software”, except for the software deliverable. As a result, these arrangements are not subject to the scope of SOP 97-2 (ASC 985-605). Therefore, the Company evaluated these arrangements under EITF 00-21(ASC 605-25) to determine the separate units of accounting.

Consistent with our system integration arrangements that include software, the Company concluded that the hardware maintenance services and operating and monitoring services qualify as separate units of accounting. Revenue allocated to these services is recognized on a straight-line basis over the contract period. Lastly, the Company concluded that the system construction services should be accounted for in accordance with SOP 81-1 (ASC 605-35) because it involves the design development and building of complex network system in accordance with our customer’s specifications as described in paragraph 13 of SOP 81-1 (ASC 605-35-15-3).

We will include the revised revenue recognition policy disclosures which will summarize the above discussion in our filing on Form 20-F for the year ended March 31, 2010.

Application of the Completed Contract Method

The Company would like to clarify that its conclusion to apply the completed contract method of accounting was not solely based on an assessment of whether application of the percentage-of-completion method would result in materially different results. Rather, we believe the completed contract method is more appropriate for our arrangements based on the following.

1.	As described in paragraph 22 of SOP81-1(ASC 605-35-05-8 through ASC 605-35-05-10), fundamental to the use of the percentage-of-completion method is the assumption that parties to long-term contracts receive enforceable rights. That is, the buyer has an enforceable right to the service delineated in the contract and, in effect, has ownership of services already performed (work-in-progress). Also, the seller has an enforceable right to demand payment for services performed on the contract (progress payments).

Ms. Kathleen Collins	-5-

2.	Standard contract agreements used in the Japanese construction industry usually has a provision to enable the buyer to obtain partial ownership of the facilities constructed for a customer in advance to the completion, and also has a provision to enforce the buyer to make progress payments to the contractor. Our purchase orders however, do not include such provisions. Our purchase orders are similar to those used by manufactures for the sale of shelf production items. Therefore, legal title to any part of network system, such as the hardware equipment, is not transferred to the customer until the entire network system is completed and accepted by the customer and the Company’s right as a seller to receive payment depends on the customer’s acceptance of the entire network system, as agreed in the executed purchase order.

3.	The fact that title to any part of network system is not transferred to the customer until the entire system is completed and accepted by the customer is inconsistent with the assumption of the buyer having an enforceable right to the services delineated in the contract and, in effect, has ownership of services already performed (work-in-progress).

Also the fact that the Company’s right as a seller to receive payment depends on the customer’s acceptance of the entire network system, as agreed in the executed purchase order, is inconsistent with the assumption of the seller having an enforceable right to demand payment for services performed on the contract (progress payments).

Furthermore, based on the fact that the system construction services which the Company provides is generally completed within three months and the facts described above, the Company believes its system construction services are better reflected in its financial statements using the completed contract method because the related revenues are not realizable until the customer has accepted the entire system.

2.	In addition, you indicate that when contracts are “put in hand” near the end of a quarter, the difference in results of operations may appear to be large but are resolved the following quarter. Your further state many customers set their goal to complete their systems construction within the fiscal year. Tell us what you mean by “put in hand”. Also, please explain further how these statements support your assertion that the differences between the percentage of completion and completed contract method were not material to any of your quarterly financial statements.

Response:	IIJ respectfully advises the staff that the word “Put in hand” was meant to express a situation where we have begun proceeding with the construction of a system construction project.

As described in our response to comment 1 above, our conclusion to apply the completed contract method is not solely based on the materiality of the difference in our results from application of the percentage-of-completion method.

Ms. Kathleen Collins	-6-

3.	Your response to comment 12 of our letter dated September 30, 2009, states that no revenue is allocated to the delivered items in your systems construction arrangements as the customer may return all of the equipment or the system. Please clarify whether the fees for the services (along with the hardware) are refundable under these arrangements, and if so, explain further how this factored into your decision to use the completed contract method. To the extent the return rights impacted your accounting for these arrangements, tell us what factors you considered in evaluating such rights (i.e. terms of acceptance provision, payment terms, acceptance period, etc.).

Response:	IIJ respectfully advises the staff that the Company does not have a contractual right to bill our customers for system construction services until the project has been completed and accepted by the customer. As a result, we do not recognize any revenue until acceptance is received.

During the early stages of the system construction services, the Company will purchase the necessary equipments and commence with the services. However, the Company does not have an enforceable right to demand payment for the services already performed or for the equipment that has already been purchased until the systems construction is completed and accepted by the customer. Likewise, customers do not have an obligation to pay for the already performed services nor for the already delivered equipments because the system will not work as a whole until the entire system is completed. Additionally, title to the equipment does not transfer to the customer until the system is completed and accepted by the customer.

In addition, if the completed system is ultimately rejected by the customer due to the problem with the functionality of the system, the Company does not have a right to demand any payments. As a result, the Company believes it is preferable to defer revenue until formal customer acceptance is received.

* * * * *

Ms. Kathleen Collins	-7-

IIJ acknowledges that:

•	IIJ is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	IIJ may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions on the foregoing, please do not hesitate to contact me by phone at 81-3-5205-6333, by email at register@iij.ad.jp, or by facsimile at 81-3-5259-6311.

Sincerely,

/s/ Akihisa Watai

Akihisa Watai
Managing Director, Chief Financial Officer and Chief Accounting Officer

cc:	Megan Akst
Ryan Houseal
Maryse Mills-Apenteng
(Securities and Exchange Commission)

Izumi Akai
Taniguchi Yoichiro
Sandra Treusdell
(Sullivan & Cromwell LLP)